Filed by Colonnade Acquisition Corp. II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Colonnade Acquisition Corp. II

Commission File No.: 001-40184

This filing relates to the proposed merger (the “Business Combination”) involving Colonnade Acquisition Corp. II (“CLAA”) with Plastiq Inc. (“Plastiq”), pursuant to the terms of that certain Agreement and Plan of Merger among CLAA, Plastiq, and Pasadena Merger Sub Inc., dated as of August 3, 2022.

The following article was published by Bloomberg on August 4, 2022.

Plastiq to Merge With Colonnade SPAC in $480 Million Deal

▪	Company’s backers include Kleiner, B Capital, Khosla Ventures
▪	Sambuco’s SPAC, Plastiq had been talking for a year, CEO says

By Kiel Porter, Katie Roof, and Gillian Tan

August 4, 2022 at 5:00 AM EDT Updated on August 4, 2022 at 2:43 PM EDT

Payments provider Plastiq Inc. has agreed to go public via a merger with Joseph Sambuco’s blank-check firm.

Plastiq’s tie-up with Colonnade Acquisition Corp. II will create a company with a value of about $480 million, including debt, according to a statement Thursday.

Founded in 2012, Plastiq offers payments services to small and midsize businesses. The company, whose backers include Kleiner Perkins, B Capital Group and Khosla Ventures, is forecasting revenue of $75 million for this year.

Eliot Buchanan, Plastiq’s founder and chief executive officer, will continue to lead the company along with existing management.

Buchanan said in an interview that the firm had met Colonnade executives over a year ago when Plastiq was approached by several SPACs. Though Plastiq continued to stay private for the year to ride out the high valuation wave, Buchanan remained in talks with Sambuco.

“It’s not their first SPAC, which is helpful,” Buchanan said. “The other thing is just their belief and commitment to price the deal in the right way, and the right way doesn’t mean the most.”

Plastiq’s last disclosed valuation was in late 2019 at around $495 million. The company hopes to continue rolling out its software as a service products after going public, Buchanan said.

Colonnade Acquisition Corp. II listed in March 2021. The special purpose acquisition company is led by Sambuco, a former Lazard Ltd. real estate specialist who went on to found Colonnade Properties.

— With assistance by Jennah Haque

Important Information About the Business Combination and Where to Find It

The Business Combination will be submitted to shareholders of CLAA for their consideration. CLAA intends to file the Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) which will include preliminary and definitive proxy statements to be distributed to CLAA’s shareholders in connection with CLAA’s solicitation for proxies for the vote by CLAA’s shareholders in connection with the Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Plastiq’s stockholders in connection with the completion of the Business Combination. After the Registration Statement has been filed and declared effective, CLAA will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. CLAA’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with CLAA’s solicitation of proxies for its extraordinary meeting of shareholders to be held to approve, among other things, the Business Combination, because these documents will contain important information about CLAA, Plastiq and the Business Combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the Business Combination and other documents filed with the SEC by CLAA, without charge, at the SEC’s website located at www.sec.gov or by directing a request to: CLAA’s Chief Executive Officer at 1400 Centrepark Blvd. Ste. 810, West Palm Beach, FL 33401.

Participants in the Solicitation

CLAA, Plastiq and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from CLAA’s shareholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CLAA’s shareholders in connection with the Business Combination will be set forth in CLAA’s proxy statement / prospectus when it is filed with the SEC. You can find more information about CLAA’s directors and executive officers in CLAA’s Annual Report on Form 10-K filed with the SEC on April 15, 2022. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the CLAA’s and Plastiq’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These statements are based on various assumptions, whether or not identified herein, and on the current expectations of CLAA’s and Plastiq’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CLAA and Plastiq. These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination or that the approval of the shareholders of CLAA or Plastiq is not obtained; (iii) failure to realize the anticipated benefits of the Business Combination; (iv) risks relating to the uncertainty of the projected financial information with respect to Plastiq; (v) future global, regional or local economic and market conditions; (vi) the development, effects and enforcement of laws and regulations; (vii) Plastiq’s ability to manage future growth; (viii) changes in the market for Plastiq’s products and services; (ix) the amount of redemption requests made by CLAA’s public stockholders; (x) the ability of CLAA or the combined company to issue equity or equity-linked securities in connection with the Business Combination or in the future; (xi) the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; (xii) and those factors discussed in CLAA’s Annual Report on Form 10-K filed with the SEC on April 15, 2022 under the heading “Risk Factors,” and other documents of CLAA filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither CLAA nor Plastiq presently know or that CLAA and Plastiq currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect CLAA’s and Plastiq’s expectations, plans or forecasts of future events and views as of the date of this communication. CLAA and Plastiq anticipate that subsequent events and developments will cause CLAA’s and Plastiq’s assessments to change. However, while CLAA and Plastiq may elect to update these forward-looking statements at some point in the future, CLAA and Plastiq specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing CLAA’s and Plastiq’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.

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